UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1.	Approval of Financial Statements for the 41th Fiscal Year : Approved as originally submitted

The 4th Fiscal Year (Fiscal Year ended December 31, 2024) (in millions of Won, except for basic earnings per share)

Consolidated	- Total Assets	30,515,255	- Operating Revenue	17,940,609
	- Total Liabilities	18,687,621	- Operating Income	1,823,409
	- Share Capital	30,493	- Profit for the Year	1,387,095
	- Total Equity	11,827,634	- Basic Earnings per Share (Won)	5,780

Separate	- Total Assets	24,585,626	- Operating Revenue	12,774,060
	- Total Liabilities	13,624,772	- Operating Income	1,523,175
	- Share Capital	30,493	- Profit for the Year	1,280,484
	- Total Equity	10,960,854	- Basic Earnings per Share (Won)	5,923

(1) Prepared in accordance with International Financial Reporting Standards as adopted in Korea (2) Opinion of independent auditors: Unqualified

< Approval of Cash Dividends> (in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	1,050
			Interim Dividends	2,490
	Total Cash Dividend			753,613,104,770
	Market Dividend Rate (%) (including interim dividend)		Common Stock	6.4
			Preferred Stock	—

2.	Amendments to the Articles of Incorporation : Approved as originally submitted

Current	Proposed Amendment	Remarks

Article 54-3. Quarterly Dividends

(1) Dividends of profits may be paid by the Company in cash on the last day of the third, sixth, and ninth month from the beginning of each fiscal year (the “record date for quarterly dividend”) by a resolution of Board of Directors (established on March 25, 2021).

(2) Quarterly dividends under Paragraphs (1) shall be paid to the shareholders entered in and the pledgees registered with the Register of Shareholders as of the record date for quarterly dividend (established on March 25, 2021).

(Text omitted)

Article 54-3. Quarterly Dividends

(1) Dividends of profits may be paid by the Company in cash by a resolution of Board of Directors within forty-five (45) days from the end of the third month, sixth month, and ninth month, respectively, starting from the beginning of the fiscal year (established on March 25, 2021, amended on March 26, 2025).

(2) The Company may set the record date for the Shareholders or registered pledgees who are entitled to dividends under Paragraph (1) by a resolution of the Board of Directors, and once a record date has been set, it must be announced two (2) weeks prior to the record date (established on March 25, 2021, amended on March 26, 2025).

(Text omitted)

To align this Article with the applicable amendment made to the Financial Investment Services and Capital Markets Act, which seeks to enhance the level of dividend predictability for shareholders by allowing the record date for the distribution of quarterly dividends to be set on a date subsequent to the date of resolution of the Board, and the model articles of incorporation published by the Korea Listed Companies Association.

<Newly established>	Addendum No. 34 (as of March 26, 2025) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 26, 2025.	To set forth the date of effectiveness.

3.	Appointment of a Non-executive Director (Kang, Dong-soo) : Approved as originally submitted

Name	Terms	Business Experience		Remark
		Period	Contents
Kang, Dong-soo	3 years	2025 - Present 2023 - 2024 2021 - 2022 2019 - 2020 2018

Head of PM Division, SK Inc.

Head of Portfolio Division, SK Innovation

Head of Solution & Platform Development Division, SK Energy

Officer of SV Development Team, SUPEX Council

Head of Corporate Planning Office, SK Energy

Newly appointed

4.	Appointment of an Independent Non-executive Director to Serve as an Audit Committee Member (Kim, Changbo): Approved as originally submitted

Name	Terms	Business Experience		Remark
		Period	Contents
Kim, Changbo	3 years	2024 - Present 2021 - 2024 2019 - 2021 2017 - 2019 2000 - 2017

Attorney, DR & AJU LLC

Presiding Judge, Seoul Central District Court

Chief Judge, Seoul High Court

Vice Minister/Acting Minister, National Court Administration

Presiding Judge, Jeju District Court, Seoul District Court, Gwangju High Court, Seoul High Court

Newly appointed

5.	Approval of the Ceiling Amount of Remuneration for Directors : Approved as originally submitted

A.	Number of Directors and Total Amount or Maximum Authorized Amount of Remuneration for Directors

	Fiscal year 2025	Fiscal year 2024
Number of directors	8	9
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 5,781,914,670
Total amount or maximum authorized amount of remuneration for directors	Won 10,000,000,000	Won 10,000,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 26, 2025